BA MARKETS 1 LLC

Series 2020 Digital SAFE

(Simple Agreement for Future Equity)

Series 2020

THIS CERTIFIES THAT in exchange for the payment by %%INVESTOR_NAME%% (the "Investor", and together with all other Series 2020 SAFE holders, "Investors") of %%AMOUNT%% (the "Purchase Amount") on or about %%EXECUTION_TIME_LEGAL%%, BA MARKETS 1 LLC, a Delaware limited liability company (the "Company"), hereby issues to the Investor the right to certain equity of the Company, subject to the terms set forth below.

The "Valuation Cap" is US$15,000,000.

The "Discount Rate" is 20%.

See Section 2 for certain additional defined terms.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor (i) a number of preferred units of Company equity ("Preferred Units") equal to the Purchase Amount divided by the Equity Financing Price and (ii) a number of ordinary units of Company equity ("Ordinary Units") equal to the product of (A) the Discount Rate and (B) the Purchase Amount, divided by (C) the Equity Financing Price plus (iii) if and only if the Equity Financing Valuation shall be greater than the Valuation Cap, an additional number of Ordinary Units equal to the number of Ordinary Units determined by dividing the Purchase Amount by the Safe Price, less that number of units of Company equity issuable pursuant to clauses (i) and (ii) above.

In connection with the issuance of Preferred Units by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Preferred Units, provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will received the greater of (i) a cash payment equal to the Purchase Amount plus 12% preferred return per annum (subject to the following paragraph) or (ii) that number of Ordinary Units equal to the Purchase Amount divided by the Liquidity Price.

In connection with a distribution under Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of Ordinary Units equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.  In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of Ordinary Units equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount plus 12% preferred return per annum, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Equity Units by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts plus 12% preferred return per annum, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination.  This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of Equity Units to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

2. Definitions

"Equity Units" means the equity units of the Company, including, without limitation, the "Ordinary Units" and the "Preferred Units."

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Ordinary Units" means ordinary units of the Company.

"Company Capitalization" means the sum, as of immediately prior to the Equity Financing, of: (1) all Equity Units (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other SAFEs, and (C) convertible promissory notes; and (2) all Ordinary Units reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

"Distribution" means the transfer to holders of Equity Units by reason of their ownership thereof of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on

Equity Units payable in Equity Units, or the purchase or redemption of Equity Units by the Company or its subsidiaries for cash or property other than: (i) repurchases of Ordinary Units held by employees, officers, directors or consultants of the Company or its subsidiaries pursuant to an agreement providing, as applicable, a right of first refusal or a right to repurchase Equity Units upon termination of such service provider's employment or services; or (ii) repurchases of Equity Units in connection with the settlement of disputes with any member.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Units at a fixed pre-money valuation.

"Equity Financing Price" means the price per Preferred Unit paid by purchasers of Preferred Units in an Equity Financing.

"Equity Financing Valuation" means the pre-money valuation of the Company established by investors in an Equity Financing.

"Intermediary" means G.F. Investment Services, LLC, a registered broker dealer, or a qualified successor.

"IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Equity Units pursuant to a registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of all Equity Units (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) Ordinary Units reserved and available for future grant under any equity incentive or similar plan; (ii) this instrument; (iii) other SAFEs; and (iv) convertible promissory notes.

"Liquidity Event" means a Change of Control or an Initial Public Offering.

"Liquidity Price" means the price per Equity Unit equal to the Valuation Cap divided by the Liquidity Capitalization.

"Lock-up Period" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Unit" means preferred equity units of the Company.

"SAFE" is an acronym for Simple Agreement for Future Equity, and means an instrument containing a future right to Equity Units, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations.

"Safe Price" means the price per Equity Unit equal to the Valuation Cap divided by the Company Capitalization.

3. Company Representations

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To the knowledge of the Company, it is not in violation of (i) its current certificate of formation or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(2) of the Securities Act and Rule 506(c) promulgated thereunder. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or exempt from registration.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(d) If the Investor is not a United States Person, the Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions. The Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(e) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(f) The Investor acknowledges that the Investor has read the Risk Factors attached hereto as Exhibit 1 and has received all the information the Investor has requested from the Company that the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities. The Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor.  In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of GoToCrowd.com and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor.  The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(g) The Investor understands and acknowledges that as a SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(h) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(i) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. Transfer Restrictions.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Equity Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Units (whether such Equity Units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Units or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any Equity Units to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Equity Units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Equity Units or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Units. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company Equity Units or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the Equity Units or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) the Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such Equity Units under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

6. Miscellaneous

(a) Any provision of this instrument may be amended, waived or modified only upon the written consent of (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the aggregate Purchase Amount of all SAFEs).

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of the Equity Units for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until Equity Units have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by the investor without the Company's written consent, provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction. Both Parties irrevocably waive their right to a jury trial.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common equity for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).


IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BA MARKETS 1 LLC

By: %%ISSUER_SIGNATURE%%

Peter Mikhailenok, Manager

Address:
1155 Camino Del Mar, Suite 133
Del Mar, CA 92014


INVESTOR:

%%INVESTOR_NAME%%

By: %%INVESTOR_SIGNATURES%%

%%INVESTOR_NAME%%

%%SUBSCRIBER_DETAILS%%

EXHIBIT 1

# RISK FACTORS

## RISKS RELATED TO AN INVESTMENT IN OUR EQUITY

*We have no operating history and therefore valuation of our equity is difficult.*

We were incorporated in Delaware in July 2020 and our operations to date have consisted of planning and developing our investment plans, establishing relationships with potential service providers and preparing necessary documents and filings in order to implement our capital raise as currently conceived. Accordingly, we have no operating history upon which an evaluation of our prospects and future performance can be made.

*Even if this offering is successful, we may need to raise additional capital in the future to continue operations, which may not be available on acceptable terms, or at all.*

This offering is subject to a minimum offering amount and we will not commence operations until obtaining funding through this offering. However, we may meet our minimum offering amount, close on committed purchases and have access to investor funds before we obtain the funding that we expect will be required to complete our business plan. There is no guarantee that we will be able to raise any additional capital in the future or that additional capital will be available on acceptable terms.

Because we lack an operating history, you have no basis upon which to evaluate our ability to achieve our business objective. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operating in a relatively new, highly competitive, and developing industry. Even if we close this offering, there can be no assurance that we will ever generate any operating activity or develop and operate the business as planned. If we are unsuccessful at executing on our business plan, our business, prospects, and results of operations may be materially adversely affected and investors may lose all or a substantial portion of their investment.

*There is currently no trading market for our equity and we cannot ensure that a liquid market will occur or be sustainable.*

Prior to this Offering, there has been no public market for our securities. There can be no assurance that there will be an active market for securities either now or in the future. There is no plan to have our securities trade on a national securities exchange. In the event that the Company ever decides to seek approval to list securities for trading on a registered securities exchange, there is no assurance that such approval will be obtained or, if approval is obtained, that an active or liquid trading market will develop. Even if an investor finds a broker willing to effect a transaction in our securities, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. As a result, purchasers in this offering, and subsequent purchasers of our securities, will likely be limited in their ability to engage in secondary trading.

We may, in the future, take certain steps, including utilizing investor awareness campaigns, press releases, road shows and conferences to increase awareness of our business. We may need to compensate consultants with cash and/or securities. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume.

There can be no assurance that we will be able to pay any cash distributions to the holders of our securities.

*We may never have sufficient operating results to make any cash distributions, which could adversely affect the value of our securities.*

Further, each security holder's right to the pro rata portion of the distribution for any given year is subject to reduction in an amount equal to the banking fees and/or transactions fees. Thus, with respect to any year during which the amount to be distributed to an individual security holder is less than the amount of fees relating to such transfer, no distribution will be made.

As a result, the ability of any holder to receive any cash distributions from us is not guaranteed.

RISKS RELATED TO OUR COMPANY'S OPERATIONS

*We may be unable to obtain additional financing, if required, to effect our business plan or to fund our operations, which could compel us to restructure or abandon a particular business concept.*

Although we believe that the net proceeds of this offering will be sufficient to allow us to implement our business plan, if the net proceeds of this offering prove to be insufficient, we will be required to seek additional financing. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to implement our business plan, we would be compelled to either restructure the transaction or abandon that particular business plan. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the business. None of our officers, directors or members is required to provide any financing to us in connection with or our business plans.

*Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.*

We are subject to laws and regulations enacted by national, regional and local governments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

*We face cyber-attack and other cyber security risks.*

Our technology, our people and those of our third-party service providers and our customers may be vulnerable to targeted attacks, unauthorized access, fraud, computer viruses, denial of service attacks, terrorism, firewall or encryption failures and other security problems. Attackers may seek to steal information about our technology, financial data or user information or take other actions that would be damaging to the Company and/or investors.

In addition, as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

*Security attacks against the Company could result in a loss of the Company's assets, theft of personal information of our customers or damage to our reputation and our brand, each of which could adversely affect an investment in the Company. We could be required to incur significant expense to protect our systems and/or investigate any alleged attack.*

Security breaches, computer malware and computer hacking attacks have been a prevalent concern for some time. Our security system and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of an employee of ours, or otherwise. Techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be designed to remain dormant until a predetermined event. Outside parties may also attempt to fraudulently induce employees of ours to disclose sensitive information in order to gain access to our infrastructure. Furthermore, we believe that, as our assets grow, the Company may become a more appealing target for security threats such as hackers and malware.

Our security measures may prove insufficient depending upon the attack or threat posed. We may be unable to anticipate these techniques or implement adequate preventative measures. As a result, an unauthorized party may obtain access to our private information, company and customer data or assets.

Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and a loss of confidence in the services we provide that could potentially have an adverse effect on our business, while resulting in regulatory penalties or the imposition of burdensome obligations by regulators. In the event of a security breach, we may be forced to cease operations, or suffer a reduction in assets, the occurrence of each of which could adversely affect an investment in the Company.

*The loss of key personnel could have a material adverse effect on us.*

Our success depends on the continued services of key personnel. In particular, our reputation among and our relationships with key industry leaders are the direct result of a significant investment of time and effort by our personnel to build credibility in a highly specialized industry. The loss of services of key personnel could diminish our business and growth opportunities and our relationships with key leaders in the pharma industry and could have a material adverse effect on us.

*Our business will be adversely affected if we are unable to attract and retain talented employees, including sales, technology, operations and development professionals.*

Our business operations require highly specialized knowledge of the pharma industry and of technological innovation. If we are unable to retain the services of talented employees, including executive officers, other key management and sales, technology, operations and development professionals, we would be at a competitive disadvantage. In addition, recruitment and retention of qualified staff could result in substantial additional costs. The loss of the services of one or more of our executive officers or other key professionals or our inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our ability to operate our business.

*Operational risks, such as misconduct and errors of our employees or entities with which we do business, are difficult to detect and deter and could cause us reputational and financial harm.*

Our employees and agents could engage in misconduct which may include conducting in and concealing unauthorized activities, improper use or unauthorized disclosure of confidential information.

It is not always possible to deter misconduct by our employees, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our ability to detect and prevent errors or misconduct by entities with which we do business may be even more limited. Such misconduct could subject us to financial losses or regulatory sanctions and materially harm our reputation, financial condition and operating results.

*Negative publicity could damage our business.*

Developing and maintaining our reputation is critical to attracting and retaining customers and investors and for maintaining our relationships with our regulators.

Negative publicity regarding our Company or our key personnel, whether based upon fact, allegation or perception and whether justified or not, could give rise to reputational risk which could significantly harm our business prospects.

*General global market and economic conditions may have an adverse impact on the Company's operating performance, results of operations and/or cash flow.*

The Company may be affected by general global economic and market conditions. Challenging economic conditions worldwide have from time to time, contributed, and may continue to contribute, to slowdowns in the pharma industry at large. Weakness in the economy could have a negative effect on the Company's business, operations and financial condition, including decreases in revenue and operating cash flow, and inability to attract future equity and/or debt financing on commercially reasonable terms. Additionally, in a down-cycle economic environment, the Company may experience the negative effects of a slowdown. Suppliers on which the Company relies could also be negatively impacted by economic conditions that, in turn, could have a negative impact on the Company's operations or expenses. There can be no assurance, therefore, that current economic conditions or worsening economic conditions or a prolonged or recurring recession will not have a significant, adverse impact on the Company's business, financial condition and results of operations. Any such circumstances would then correspondingly negatively impact the functionality, liquidity, and/or trading price of our securities.

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in our marketing materials constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "project," "anticipates," "believes," "estimates," "predicts," "potential," "intends," or "continue," or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our products; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

- our lack of an operating history;
- the impact of competition and new technologies;
- our ability to obtain government regulations and approvals;
- industry developments affecting our business, financial condition and results of operations;
- our operating performance and cash flow, or lack thereof; and
- global market, political, and economic conditions.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of publication.